UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for plan benefits for the years then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1987.

Albany, New York
June 26, 2020

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2019 and 2018

	2019	2018
Assets
Investments, at fair value:
Mutual funds	$190,829,367	$148,582,833
Common stock of NBT Bancorp Inc.	34,736,546	33,234,175
Stable value fund	14,874,048	14,912,060
Cash and money market funds	157,492	684,502
Total investments, at fair value	$240,597,453	$197,413,570
Receivables:
Notes receivable from participants	$3,139,130	$2,895,090
Due from broker	382,734	277,568
Contributions receivable from employer	-	1,125,208
Total receivables	$3,521,864	$4,297,866
Total assets	$244,119,317	$201,711,436

Liabilities
Due to broker	$15,141	$56,393
Total liabilities	$15,141	$56,393

Net assets available for plan benefits	$244,104,176	$201,655,043

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2019 and 2018

	2019	2018
Additions
Net investment income:
Net appreciation (depreciation) in fair value of investment	$35,702,056	$(20,715,946)
Dividends	8,365,216	11,456,280
Interest	304,408	239,757
Total net investment income (expense)	$44,371,680	$(9,019,909)

Interest income on notes receivable from participants	$157,236	$147,234

Contributions:
Participants	$9,624,628	$8,864,644
Employer	3,653,329	4,507,299
Rollovers	1,595,924	8,773,811
Total contributions	$14,873,881	$22,145,754

Total additions	$59,402,797	$13,273,079

Deductions
Distributions to participants	$(16,926,846)	$(16,100,001)
Administrative expenses	(26,818)	(20,700)
Total deductions	$(16,953,664)	$(16,120,701)

Net increase (decrease) in net assets available for plan benefits	$42,449,133	$(2,847,622)

Net assets available for plan benefits
Beginning of year	$201,655,043	$204,502,665
End of year	$244,104,176	$201,655,043

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

1.	Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (“IRC”), sponsored by NBT Bancorp Inc. (“the Sponsor”, “the Plan Administrator” or “the Company”). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A, is a wholly-owned subsidiary of NBT Bancorp Inc. NBT Bank, N.A. is the trustee of the Plan (“the Trustee”) and Charles Schwab Bank is the Custodian of the Plan. EPIC Advisors, Inc., a wholly‑owned subsidiary of NBT Financial Services, Inc., a wholly‑owned subsidiary of the Sponsor, is the Plan’s record keeper. The assets of the Plan are held, administered and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

All employees who are age 21 or over and scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan. Eligible employees are required to complete 30 days of employment prior to entry into the Plan. A deemed election becomes effective as of the first day of the month the eligible employee becomes a participant and is eligible to make a deferral election to the Plan.

Contributions and Deferrals

Participants may make pre‑tax and post-tax contributions in whole percentages up to Internal Revenue Service (“IRS”) limitations for any plan year. The post-tax contributions are deferrals to Roth accounts.

In October 2014, the Company amended the Plan, effective January 1, 2015, to include qualified automatic elective contribution provisions for any eligible employee in which, if the employee meets certain eligibility requirements, he or she will be automatically enrolled in the Plan and will automatically have 6% withheld from his or her compensation and contributed to the Plan. The employee will have to elect to opt out of the qualified automatic contribution election.

The Company’s matching contribution is 100% of each participant’s contribution up to 1% of compensation plus 50% of the next 5% of compensation for a total matching contribution of up to 3.5% of compensation. The Company match amounted to $3,653,329 and $3,382,091 in 2019, and 2018, respectively. A discretionary amount, determined by the Sponsor’s Board of Directors, may be contributed to the Plan each year. To share in this discretionary contribution, participants must be actively employed on the last day of the year, have completed 1,000 hours of service and have contributed a minimum percentage of compensation during the year as determined annually by the Company. The amount is allocated to participants on a pro-rata basis, based on compensation. No discretionary contributions for 2019 were made. During 2018, discretionary contributions of $778,699 were approved by the Sponsor’s board of directors and were paid during 2019.

In addition, as defined in the Plan document, employees participating in the Plan under the Worker Retirement Accumulation Plan (“WRAP”) design can receive an additional discretionary Company contribution equal to the interest credit on service credits earned under the WRAP design. The Company made no contribution in 2019 and contributed $346,509 in 2018, which was paid during 2019.

Participant Accounts

Participants elect to have their contributions invested among the various funds available to the Plan, including NBT Bancorp Inc. common stock. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings and income, expenses, gains and losses attributable thereto.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Vesting

Participants’ contributions and net investment income or loss thereon are 100% vested. The participants’ vesting in all employer matching contributions are 100% vested upon completion of two years of service. Participants are considered 100% vested upon termination due to death, retirement or permanent disability.

Rollovers and Transfers from Other Qualifying Plans

Participants may make rollover contributions to the Plan through a distribution from a former employer’s qualified retirement plan in accordance with the IRC.

Notes Receivable from Participants

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance excluding Company contributions invested in NBT Bancorp Inc. common stock and employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

Payment of Benefits

Upon normal or early retirement, disability, death or termination of employment, the value of a participant’s account is paid as requested by the participant. If the value of the vested balance does not exceed $5,000, then the distribution will be made in a single lump sum payment regardless if the participant requests to receive it. Early retirement is allowed upon reaching age 55 and completion of least 5 years of service.

Withdrawals

Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments.

Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2019 and 2018, forfeitures from non-vested accounts totaled $44,588 and $109,678, respectively, and forfeitures used to reduce employer contributions were $47,046 and $103,335, respectively. Forfeiture account balances totaled $10,969 and $13,426 at December 31, 2019 and 2018, respectively.

Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions and subject to the provisions of ERISA. In the event of termination of the Plan, each participant’s account would become fully vested and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

Administrative Expenses

Expenses of operating and administering the Plan are generally paid by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Voting Rights

With respect to participant account balances that are invested in shares of NBT Bancorp Inc. common stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Amounts in prior year’s financial statements are reclassified, when necessary, to conform with current year’s presentation.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations. The stable value fund is stated at fair value, based on the calculated daily net asset values of the fund.

Fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy and a financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (e.g., supported by little or no market activity).

Investment transactions are recorded on a trade date basis. If a trade is open at the end of the year, a receivable for securities sold but not yet settled or a payable for securities purchased but not yet settled is reflected in the Statement of Net Assets Available for Benefits. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.

Benefits Paid to Participants

Benefit payments to participants are recorded when paid.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Notes Receivable from Participants

Notes receivable from participants are carried at the unpaid principal balance plus interest.

Participant Withdrawals

Participant withdrawals are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and liabilities, and the reported amount of increases and decreases in net assets available for plan benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

3.	Fair Value Measurements

The following table presents the financial instruments recorded at fair value on a recurring basis by the Plan as of December 31, 2019 and 2018:

Description	December 31, 2019	Level 1	Level 2	Level 3
Mutual funds	$190,829,367	$190,829,367	$-	$-
Common stock of NBT Bancorp Inc.	34,736,546	34,736,546	-	-
Stable value fund	14,874,048	14,874,048	-	-
Cash and money mark funds	157,492	157,492	-	-
Total	$240,597,453	$240,597,453	$-	$-

Description	December 31, 2018	Level 1	Level 2	Level 3
Mutual funds	$148,582,833	$148,582,833	$-	$-
Common stock of NBT Bancorp Inc.	33,234,175	33,234,175	-	-
Stable value fund	14,912,060	14,912,060	-	-
Cash and money mark funds	684,502	684,502	-	-
Total	$197,413,570	$197,413,570	$-	$-

Transfers into and out of levels are considered to occur at the beginning of the period. There were no transfers in or out of Levels 1, 2 or 3 during the years ended December 31, 2019 and 2018.

The stable value fund consists of the Federated Capital Preservation Fund (“the Fund”), which primarily holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like duration and like quality investments. Synthetic GICs are portfolios of securities (debt securities or open end registered investment companies) owned by the Fund with wrap contracts that guarantee a fixed or variable rate for the term of the contracts.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

4.	Income Tax Status

The IRS has determined and informed the Sponsor by a letter dated October 16, 2015, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

5.	Party‑in‑Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Any transactions with parties-in-interest either fall outside the scope of, or are exempt from, ERISA’s prohibited transaction rules.

The Plan’s record keeper, Trustee, and Custodian, as well as the Company and Plan participants, and KPMG LLP, the auditor of the Plan’s financial statements, are each a “party-in-interest” to the Plan as defined by ERISA.

Purchases of Company stock amounted to $1,934,400 and $3,087,661 and sales amounted to $2,721,020 and $3,444,174 for the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, the number of shares of Company stock held in participants’ accounts totaled 856,437 and 960,671, respectively, with a fair value of $34,736,546 and $33,234,175, respectively.

Dividend income earned by the Plan includes dividend income from shares of NBT Bancorp Inc. common stock and amounted to $942,635 and $984,487 for the years ended December 31, 2019 and 2018, respectively.

6.	Subsequent Events

The Plan has evaluated subsequent events after the balance sheet date of December 31, 2019 through the filing of this Form 11-K with the Securities and Exchange Commission. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements, other than the below.

The full impact of the ongoing coronavirus (“COVID-19”) pandemic continues to evolve as of the date of this report. COVID-19 has adversely affected global economic activity and has led to deterioration and instability in financial markets. Reactions to COVID-19 have led to market declines, reducing the fair market value of invested assets held by the Plan, and prompted the Federal Reserve to reduce interest rates, which will influence future investment returns. While it is likely the Plan’s operations will also be impacted to some degree, it is too early to estimate the extent to which any of the Plan’s revenues and expenses may be affected.

Additionally, Section 2202 of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which was enacted on March 27, 2020, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions: (1) special coronavirus distributions up to $100,000 before December 31, 2020; (2) increase the available loan amount as described in Note 1 to the lesser of $100,000 or 100% of the participant’s vested account balance; and (3) extend the period for loan repayments, if applicable, up to one year.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash	Cash	**	$157,388
*	Schwab Retirement Advantage Money Fund	Money market fund	**	104
	Federated Capital Preservation Fund	Stable value fund	**	14,874,048
	T-Rowe Price Retirement 2030 Fund	Mutual fund, 874,773 shares	**	22,656,615
	T-Rowe Price Growth Stock Fund	Mutual fund, 275,561 shares	**	20,212,392
	Vanguard 500 Index Fund Admiral	Mutual fund, 64,483 shares	**	19,225,027
	T-Rowe Price Retirement 2020 Fund	Mutual fund, 777,378 shares	**	17,172,279
	T-Rowe Price Retirement 2040 Fund	Mutual fund, 518,321 shares	**	14,025,774
	T-Rowe Price Mid Cap Growth	Mutual fund, 124,077 shares	**	11,828,289
	Columbia Dividend Income Fund	Mutual fund, 378,544 shares	**	9,255,395
	Vanguard Mid Cap Index Fund Admiral	Mutual fund, 39,589 shares	**	8,735,640
	American Fund New Perspective Fund	Mutual fund, 176,873 shares	**	8,344,889
	Dodge & Cox Income Fund	Mutual fund, 574,862 shares	**	8,065,316
	T-Rowe Price Retirement 2050 Fund	Mutual fund, 511,967 shares	**	8,007,161
	Vanguard Capital Opportunity Fund	Mutual fund, 48,901 shares	**	7,714,647
	T-Rowe Price Dividend Growth Fund	Mutual fund, 139,421 shares	**	7,433,916
	T-Rowe Price Small-Capital Value Fund	Mutual fund, 128,218 shares	**	6,142,909
	Eurpacific Growth Fund	Mutual fund, 101,291 shares	**	5,622,656
	Vanguard Intermediate US Treasury	Mutual fund, 481,490 shares	**	5,460,094
	Oakmark Equity Income Fund	Mutual fund, 169,828 shares	**	4,987,849
	T-Rowe Price Retirement 2010 Fund	Mutual fund, 132,667 shares	**	2,391,990
	T-Rowe Price Retirement Balance Fund	Mutual fund, 117,341 shares	**	1,818,778
	T-Rowe Price Retirement 2060 Fund	Mutual fund, 106,373 shares	**	1,350,940
	JPMorgan Emerging Markets Equity Fund	Mutual fund, 11,534 shares	**	376,811
*	NBT Bancorp Inc.	Common stock, 856,437 shares	**	34,736,546
*	Participant loans receivable	Interest rates – 3.25% – 8.75%	**	3,139,130
				$243,736,583

*	Party-in-interest.
**	Cost omitted for these participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2020	NBT BANCORP INC. 401(k) AND
EMPLOYEE OWNERSHIP PLAN

By: /s/ Catherine Scarlett

Catherine Scarlett
Executive Vice President, Chief Human Resources
and Chief Ethics Officer and Member of the Retirement Plans Committee of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan

EXHIBIT INDEX
NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR THE YEAR ENDED DECEMBER 31, 2019

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm